UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

No.1018 Haihe Road, Dushangang Town

Pinghu City, Jiaxing

Zhejiang Province, China 314205

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 4, 2025, Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement with Benjamin Securities, Inc., as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “IPO”) an aggregate of 1,500,000 ordinary shares, par value $0.00000125 per share (the “Shares”), at offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

As compensation for the Underwriters in the IPO, the Company issued to the Underwriters warrants (the “Underwriters’ Warrants”), a form of which is attached as Exhibit 4.1 hereto and is incorporated by reference herein, to purchase up to 75,000 Ordinary Shares with an exercise price of $5.00 per share, exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six months from the commencement of sales of the IPO.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-281543), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2024, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 4, 2025. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “HCAI” on February 5, 2025. On February 6, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on February 4, 2025 announcing the pricing of the IPO and a press release on February 6, 2025 announcing the closing of the IPO. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd

Date: February 7, 2025	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated February 4, 2025 between the Company and Benjamin Securities, Inc. as representative of the several underwriters
4.1	Form of Underwriters’ Warrant (included in Exhibit 1.1)
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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